

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

> **Re:** **Amincor, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 000-49669**

Dear Mr. Rice:

We issued comments to you on the above captioned filings on February 6, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 10, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 10, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Caroline Kim at (202) 551-3878 or Craig Arakawa at (202) 551-3650 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director